

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

Mail Stop 3561

July 8, 2009

Mr. Joseph A. Merkel
President and Chief Executive Officer
American Antiquities, Inc.
2531 Jackson Road
Suite 177
Ann Arbor, Michigan 48103

>   **RE: American Antiquities, Inc.**
>   **Form 10-K for Fiscal Year Ended October 31, 2008**
>   **Filed January 29, 2009**
>   **Amendment No. 1 to Form 10-K for Fiscal Year Ended October 31,**
>   **2008**
>   **Filed June 25, 2009**
>   **File No. 333-130446**

Dear Mr. Merkel:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

>   Sincerely,

>   James Allegretto
>   Senior Assistant Chief Accountant